UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________________________

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

 ____________________________________________

ANADIGICS, Inc.

(Name of Subject Company)

  ____________________________________________

ANADIGICS, Inc.

(Name of Person Filing Statement)

  ____________________________________________

Common Stock, par value $0.01 per share

(Title of Class of Securities)

032515108

(CUSIP Number of Class of Securities)

 ____________________________________________

 Ronald L. Michels

Chairman and Chief Executive Officer

ANADIGICS, Inc.

141 Mt. Bethel Road

Warren, New Jersey 07059

(908) 668-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

W. Raymond Felton

Greenbaum, Rowe, Smith & Davis LLP

P.O. Box 5600

Woodbridge, New Jersey 07095

(908) 549-5600

____________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 ( “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by Regulus Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of II-VI Incorporated, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $0.66 per share, net to the seller in cash without any interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2016, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Acquisition Sub with the Securities and Exchange Commission on February 2, 2016 (as amended and supplemented from time to time, the “Schedule TO”), and in the related form of Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added immediately after the last paragraph under the heading “The Solicitation or Recommendation—Background of the Offer and the Merger” on page 29 of the Schedule 14D-9:

“On February 2, 2015, the Company announced that one of the entities previously designated by the Company's Board of Directors as an Excluded Party under the now-terminated GaAs Labs Merger Agreement ("Party B") delivered to the Company on February 1, 2016 a proposed set of amended terms to Party B's previously announced January 21, 2016 unsolicited proposed merger agreement, which, among other things, contains an offer to acquire the Company's common stock for a price of $0.78 per share (the "February 1, 2016 Party B Proposed Amendment").

Although the Company's Board of Directors believes that there remain certain outstanding issues in connection with the February 1, 2016 Party B Proposed Amendment that need to be resolved for the protection of the Company and its stockholders, the Board of Directors, after consultation with its financial and legal advisors, determined in good faith that the February 1, 2016 Party B Proposed Amendment constitutes an acquisition proposal that could reasonably be expected to lead to a Superior Offer, as defined in the II-VI Merger Agreement. Accordingly, at the direction of the Company's Board of Directors, the Company's management and its advisors have engaged in negotiations with Party B in an attempt to resolve the outstanding issues raised by the February 1, 2016 Party B Proposed Amendment. Although the Company and its advisors intend to continue to negotiate with Party B and, as may be useful, exchange draft term sheets and the like in connection with the February 1, 2016 Party B Proposed Amendment, there can be no assurance that the outstanding issues will be resolved to the satisfaction of the Company's Board of Directors and thus no assurance that the February 1, 2016 Party B Proposed Amendment will in fact lead ultimately to a Superior Offer.

In accordance with the terms of the II-VI Merger Agreement, the Company has notified II-VI of the February 1, 2016 Party B Proposed Amendment and the determination by the Company's Board of Directors that said acquisition proposal could reasonably be expected to lead to a Superior Offer, as that term is defined in the II-VI Merger Agreement.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description
(a)(5)(D)

Press Release issued by the Company on February 2, 2016 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANADIGICS, Inc.

By:	/s/ Ronald L. Michels
Name: Ronald L. Michels
Title: Chairman and Chief Executive Officer

Dated: February 3, 2016